Exhibit 99.1

NOTICE OF PARTIAL REDEMPTION

NORTH AMERICAN ENERGY PARTNERS INC.

$150,000,000 of Aggregate Principal Amount

of the $225,000,000 Aggregate Principal Amount Outstanding

9.125% Series 1 Senior Unsecured Debentures Due 2017

LESS

The Aggregate Principal Amount of such Debentures Tendered to the Offer to Purchase dated July 22, 2013

CUSIP No. 656844AF4 AND 656844AG2

ISIN No. CA656844AF46 and CA656844AG29

NOTICE IS HEREBY GIVEN TO THE HOLDERS OF THE ABOVE-REFERENCED NOTES

Pursuant to Section 4.3 of the Indenture (the “Indenture”), and Section 2.8(c) of the Series 1 Supplemental Indenture (the “Supplemental Indenture”), each dated as of April 7, 2010, by and among North American Energy Partners Inc. (the “Issuer”), its subsidiary guarantors (the “Guarantors”) and BNY Trust Company of Canada, the successor to CIBC Mellon Trust Company of Canada, as trustee (the “Trustee”), relating to the above-referenced 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Notes”), the Issuer has elected to redeem and will redeem on August 27, 2013 (the “Redemption Date”) the Redemption Amount (as defined below) of aggregate principal amount of Notes of the $225,000,000 aggregate principal amount of the outstanding Notes at a redemption price of 104.563% of the principal amount thereof (the “Redemption Price”), plus accrued and unpaid interest on the Notes to, but not including, the Redemption Date of approximately $35.50 per $1,000 of principal amount of Notes.

The Company announced on July 22, 2013 that it was making an offer (the “Offer”) to purchase, pursuant to Section 5.13 and 5.14 of the Indenture, up to $170,000,000 of principal amount of Notes at a price of $1,000 for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offer. The Offer will expire at 5:00 p.m., Toronto time, on August 21, 2013, unless extended (such time and date, as they may be extended, the “Expiration Time”). Under the Offer, the Company expects to accept Notes for payment promptly after the Expiration Time (the “Acceptance Date”) if any Notes are accepted for purchase pursuant to the Offer. Payment for such Notes shall be made on a date that is promptly after the Acceptance Date (the “Payment Date”). The Payment Date is currently expected to be on August 23, 2013, provided that the Expiration Time occurs on August 21, 2013.

The “Redemption Amount”, which is the aggregate principal amount of Notes to be redeemed on the Redemption Date, is equal to $150,000,000 aggregate principal amount of Notes less the aggregate principal amount of Notes validly tendered and accepted for payment pursuant to the Offer. The record date for the redemption will be August 23, 2013, such that holders of record at the close of business on August 23, 2013 will have Notes redeemed on a pro rata basis as described below.

Pursuant to Section 4.2 of the Indenture, the Notes to be redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of a holder of Notes (a “Holder”), and as all of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”) the Notes held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures. Notes called for redemption must be surrendered by the registered Holder to the Trustee at the following address: BNY Trust Company of Canada, 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6.

On the Redemption Date, pursuant to Section 4.4 of the Indenture, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date, if monies necessary to redeem the Notes specified in this notice shall have been deposited as provided for in the Indenture, interest on the Notes shall cease.

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Direct inquiries to the Trustee by telephone at 416-933-8500 or by fax at 416-360-1711.

NORTH AMERICAN ENERGY PARTNERS INC.

Dated July 22, 2013